Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 29, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,”  “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•Update the status of our offering;

•Announce the declaration of distributions;

•Update our net asset value calculation information;

•Announce our net asset value per share as of September 30, 2019;

•Update our results of operations;

•Update our asset acquisitions;

•Update our management; and

•Update our management compensation.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.  On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares.

As of October 18, 2019, we had raised total aggregate gross offering proceeds of approximately $61.22 million and had issued approximately 6.13 million common shares in the Offerings, purchased by approximately 5,145 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2021, which is two years from the qualification date of the Follow-On Offering, unless extended by our Manager, RM Adviser, LLC (“Manager” or “RM Adviser”), as permitted under applicable law and regulations.

Declaration of Distributions

On September 30, 2019, our Manager authorized a daily cash distribution of $0.0021282192 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on October 1, 2019 and ending on October 31, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about November 15, 2019.

This distribution equates to approximately 8.0% on an annualized basis assuming a $9.71 per share net asset value, and approximately 7.7% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning October1, 2019 and ending October 31, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

From inception through October 15, 2019, we declared and paid an aggregate of approximately $7,698,900 in distributions to shareholders.

Net Asset Value Calculation Information

Our net asset value (“NAV”) per share is calculated by Realty Mogul, Co.’s internal accounts or asset managers.  Accordingly, all references to our affiliates’ internal accountants and similar disclosure in the Offering Circular are hereby revised to reference Realty Mogul Co.’s internal accounts or asset managers.

Net Asset Value Per Share as of September 30, 2019

As of September 30, 2019, our NAV per share is $9.71. This NAV per share will be effective until updated by us on or about December 31, 2019, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” Realty Mogul, Co.’s internal accountants or asset managers will calculate our NAV per share at the end of each fiscal quarter. The NAV per share calculation as of September 30, 2019 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2019.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a 3 national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning October 1, 2019, the offering price per share will remain $10.00 per share, which is the greater of $10.00 per share or our NAV per share, as previously disclosed in our Offering Circular dated April 26, 2019. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about December 31, 2019, or within a commercially reasonable time thereafter. Repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share ($9.71), less any applicable discounts, as set forth in the Offering Circular.

Results of Operations

The following information supplements the section of our Offering Circular captioned “Plan of Operation Results of Operations”:

As of October 15, 2019, the aggregate value of all properties owned or underlying loans and other investments made by us, based on independent appraisals dated within six months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable, was approximately $272 million. Changes in property values may or may not affect the net asset value of the Company, which invests in loans and other fixed income investments.

Asset Acquisitions

The following information supersedes and replaces the last sentence of the second paragraph of the section entitled “Asset Acquisitions – Acquisition of Moss Street, Chula Vista, CA” of Supplement No. 6 to our Offering Circular, dated August 27, 2019:

The extension fees and default interest were paid to an affiliate of our Manager, and the exit fees are due to an affiliate of our Manager upon maturity.

The following information supersedes and replaces the last two sentences of the section entitled “Asset Acquisitions – Acquisition of Orange Tree Village – Tucson, AZ” of Supplement No. 5 to our Offering Circular, dated August 27, 2019:

On July 16, 2019, the preferred equity investment was paid off in full in the amount of $2,345,267, which included (i) $2,275,000 in outstanding principal plus $23,508 in accrued interest through July August 1, 2019, (ii) a prepayment penalty of $46,258 for interest through October 1, 2019, and (iii) legal fees.  The prepayment penalty was paid to an affiliate of our Manager, legal fees were paid to an unaffiliated third party and principal and accrued interest was paid to the Company.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	33	Chief Executive Officer and Secretary
Eric Levy	32	Portfolio Manager
Michael Schoellhammer	41	Managing Director

*As of October 15, 2019

Effective as of October 2, 2019, William Wenke departed from his role as our general counsel and general counsel of our Manager.  Accordingly, all references to Mr. Wenke in the Offering Circular are hereby removed.

The following information supplements, and should be read in conjunction with, the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Michael Schoellhammer has served as Manager Director since October 2019.  He has also served as Managing Director of Realty Mogul, Co. since April 2018 and served as Vice President of Realty Mogul, Co. from August 2016 to April 2018. Mr. Schoellhammer is responsible for originating, negotiating, and closing nationwide real estate joint venture, preferred equity, and mezzanine investments in multifamily, office, retail, and industrial properties funded from the Realty Mogul investor platform and from MogulREIT II, Inc. and from MogulREIT I, LLC. In his role as Managing Director, Mr. Schoellhammer also oversees commercial real estate team production, deal structuring, and training, and ensure adherence to credit guidelines. From May 2014 to August 2016, Mr. Schoellhammer served as Director of Acquisitions & Lending at Standard Management Company, a private company that primarily engages in the acquisition and property management of multifamily assets. In that role, he was responsible for acquisitions from identification through close including underwriting, valuations, making offers, due diligence, supervision of acquisition team, negotiating terms, securing financing, and legal documentation. He also sourced real estate loans, underwrote collateral and borrowers, and managed process from initial contact through close as well as developed and maintained relationships with brokers, investors, family offices, and funds to source acquisitions and loans.

Management Compensation

The following information supersedes and replaces the last two sentences of the first paragraph in section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — What fees will you pay to the Manager or any of its affiliates?”:

We will pay our Manager a monthly asset management fee at an annualized rate of 1.00% payable in arrears, which will be based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non-cash reserves. We will also pay the applicable RM Lender a special servicing fee for any non-performing debt or preferred equity investments at an annualized rate of 1.00%, which will be based on the original value of such non-performing debt or preferred equity investment and will cover the increased administrative costs to RM Lender to handle the non-performing asset.  The payment of the special servicing fee shall be in addition to any third-party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by RM Lender.  Our Manager will determine, in its sole discretion, whether an asset is non-performing.  In addition, for loans and preferred equity serviced by one of our affiliates, we will pay the applicable RM Lender a servicing fee equal to 0.50% calculated as an annual percentage of the principal balance of the asset plus accrued interest.  We will also pay an up-front set-up fee for servicing the loan or preferred equity.  If we terminate a servicing agreement with an RM Lender, we may be required to pay separation fees.

In addition, there are related fees paid by affiliated and unaffiliated third parties to our Manager and our Manager’s affiliates.

From time to time, when one of the affiliates of our Manager, RMCC, originates a commercial real estate loan or preferred equity investment that is sold to us, the borrower of the transaction may pay fees to RMCC.  A portion of this fee may be paid to personnel affiliated with our Manager for their roles in sourcing the investment opportunity including an officer of our Manager, Michael Schoellhammer. The fees are paid to RMCC by the borrower entity and not by us. We will not be entitled to this fee. The actual amount of origination fees, extension fees, default interest and exit fees that will be paid are dependent upon the total transaction amount funded.  We cannot determine these amounts at the present time.

For senior debt, mezzanine debt or preferred equity investments:

•Origination fee of 1.0%-2.5% of the financing amount;

•Extension fee of 0%-1% of the financing amount per extension;

•Default interest in an undetermined amount as negotiated;

•Exit fee of 0%-1% upon payoff or per extension calculated as a percentage of the financing amount or outstanding loan balance

Similarly, from time to time, a special purpose entity in which we invest may pay an affiliate of our Manager or our Manager one or more of the fees set forth below. A portion of these fees may be paid to personnel affiliated with our Manager for their roles in the investment opportunity including officers of our Manager, Jilliene Helman and Michael Schoellhammer. The following fees will be paid by the particular special purpose entity and not by us. We will not be entitled to any of these fees. The actual amounts of the following fees are dependent upon the total invested equity, transaction sizes and distributable cash. We cannot determine these amounts at the present time. These fees may reduce the amount of funds that are invested in the underlying real estate or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment:

For joint venture equity investments:

•Acquisition fee up to 3% of the total contract purchase price of the property.

•Financing coordination fee and credit guarantee fee up to 1.0% of the financing in the event that an affiliate of our Manager or our Manager or an officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

•Asset management fee in the amount of 1.5% of our pro-rata share of the gross revenues of the particular property in the event that an affiliate of our Manager or our Manager provides property-level asset management services overseeing and managing the property manager. Affiliates of our Manager or our Manager will be reimbursed for property-level expenses that it pays or incurs on our behalf, including salaries, bonuses and benefits from persons who also serve as one of our Manager’s executive officers. We anticipate that our Manager or its affiliates will subcontract the performance of its property-level management services to third parties and pay all or a portion of its property-level management fee to the third parties with which it contracts for these services.

•Disposition fee up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

•Promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our NAV.  See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

The following information supersedes and replaces the information located in the sections of the Offering Circular captioned “Offering Summary—Management Compensation—Servicing Fee – RM Lender” and “Management Compensation—Servicing Fee”:

Servicing Fee – RM Lender

With respect to any loans or preferred equity investments we make or acquire, we will pay a servicing fee of 0.50% of the principal balance and accrued interest of each loan or preferred equity investments to RM Lender for the servicing and administration of certain loans and investments held by us. RM Lender may decide to enter into a Servicing Agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The Servicing Agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Lender to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity asset plus accrued interest, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Lender’s sole discretion.

Actual amounts are dependent upon the principal amount of the loans or preferred equity investments. We cannot determine these amounts at the present time.

Special Servicing Fee – RM Lender

We may pay a special servicing fee to RM Lender equal to an annualized rate of 1.00% of the original value of a non-performing debt or preferred equity investment serviced by such RM Lender. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager.

The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by us, which may include special fees associated with recovery efforts by RM Lender.

Actual amounts are dependent upon the occurrence of a debt or preferred equity investment becoming non-performing and the original value of such asset. We cannot determine these amounts at the present time.